Exhibit 23

Consent of Independent Registered Public Accounting Firm

To the Global Investments and Benefits Subcommittee of Allergan, Inc.

We consent to the incorporation by reference in the Registration Statements (Nos. 33-29528, 33-44770, 333-09091, 333-117937 and 333-158925) on Form S-8 of Allergan, Inc. of our report dated June 17, 2014, with respect to the statements of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Allergan, Inc. Savings and Investment Plan.

/s/ Lesley, Thomas, Schwarz & Postma, Inc.

Lesley, Thomas, Schwarz & Postma, Inc.
Newport Beach, California
June 17, 2014